UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________________________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INFORMATION ANALYSIS INCORPORATED
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

456696103
(CUSIP Number)

January 29, 2021
(Date of Event which Requires Filing of This Statement)

_________________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒ Rule 13d-1(c)
☐   Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Alan Gelband
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 378,847
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 378,847
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 378,847
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4%
12.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS The Alan Gelband Company Defined Contribution Pension Plan and Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 105,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 105,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9%
12.	TYPE OF REPORTING PERSON EP

1.	NAMES OF REPORTING PERSONS The Alan Gelband Roth IRA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 440,055
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 440,055
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,055
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12.	TYPE OF REPORTING PERSON EP

1.	NAMES OF REPORTING PERSONS The Alden Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 10,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 10,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.09%
12.	TYPE OF REPORTING PERSON OO

Item 1.

(a)	Name of Issuer: Information Analysis Incorporated

(b)	Address of Issuer’s principal executive offices 11240 Waples Mill Road, Suite 201, Fairfax, VA 22030

Item 2.

(a)	Name of person filing:
This Schedule 13G is filed jointly on behalf of (1) Alan Gelband, (2) The Alan Gelband Defined Contribution Pension Plan and Trust, (3) Alan Gelband Roth IRA, and (4) The Alden Foundation (collectively, the “Reporting Persons”).

(b)	Address of the principal business office or, if none, residence: 62 Longwoods Lane, East Hampton, NY 11937

(c)

Citizenship:

Alan Gelband is a United States citizen. The Alan Gelband Defined Contribution Pension Plan and Trust is a trust governed under the laws of the State of Florida. Alan Gelband Roth IRA is an investment retirement account governed by the laws of the United States. The Alden Foundation is a foundation governed by the laws of the United States.

(d)	Title of class of securities: Common Stock

(e)	CUSIP No.: 456696103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Alan Gelband – 378,847 (1) The Alan Gelband Company Defined Contribution Pension Plan and Trust – 105,000 Alan Gelband Roth IRA – 440,550 The Alden Foundation – 10,000

(b)	Percent of class: (2) Alan Gelband – 3.4% (1) The Alan Gelband Company Defined Contribution Pension Plan and Trust – 0.9% Alan Gelband Roth IRA – 3.9% The Alden Foundation – 0.09%

(c)

Number of shares as to which the person has:

(i)      Sole power to vote or to direct the vote:

Alan Gelband – 378,847

The Alan Gelband Company Defined Contribution Pension Plan and Trust – 105,000

Alan Gelband Roth IRA – 440,550

The Alden Foundation – 10,000

(ii)     Shared power to vote or to direct the vote:

Alan Gelband – 0

The Alan Gelband Company Defined Contribution Pension Plan and Trust – 0

Alan Gelband Roth IRA – 0

The Alden Foundation – 0

(iii)    Sole power to dispose of or to direct the disposition:

Alan Gelband – 378,847

The Alan Gelband Company Defined Contribution Pension Plan and Trust – 105,000

Alan Gelband Roth IRA – 440,550

The Alden Foundation – 10,000

(iv)    Shared power to dispose of or to direct the disposition:

Alan Gelband – 0

The Alan Gelband Company Defined Contribution Pension Plan and Trust – 0

Alan Gelband Roth IRA – 0

The Alden Foundation – 0

(1)

Excludes 5,000 shares of common stock of Information Analysis Incorporated owned by Alan Gelband’s adult son, Alex Gelband, who lives in the same household. Each of Alan Gelband and Alex Gelband disclaims beneficial ownership of the common stock held by the other.

(2)	Percentage ownership based upon information contained in the Quarterly Report on Form 10-Q for the period ended September 30, 2020, filed by the Issuer with the Securities and Exchange Commission on November 16, 2020.
Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2021	/s/ Alan Gelband
Alan Gelband

Dated: February 2, 2021	THE ALAN GELBAND DEFINED CONTRIBUTION PENSION PLAN AND TRUST

/s/ Alan Gelband
Name: Alan Gelband Title: Trustee

Dated: February 2, 2021	ALAN GELBAND ROTH IRA

/s/ Alan Gelband
Name: Alan Gelband Title: Trustee

Dated: February 2, 2021	THE ALDEN FOUNDATION

/s/ Alan Gelband
Name: Alan Gelband Title: Principal

EXHIBIT A

AGREEMENT

Each of the undersigned hereby consents and agrees to this joint filing of the Schedule 13G for the Common Stock, par value $0.01 per share, of Information Analysis Incorporated.

Dated: February 2, 2021	/s/ Alan Gelband
Alan Gelband

Dated: February 2, 2021	THE ALAN GELBAND DEFINED CONTRIBUTION PENSION PLAN AND TRUST

/s/ Alan Gelband
Name: Alan Gelband Title: Trustee

Dated: February 2, 2021	ALAN GELBAND ROTH IRA

/s/ Alan Gelband
Name: Alan Gelband Title: Trustee

Dated: February 2, 2021	THE ALDEN FOUNDATION

/s/ Alan Gelband
Name: Alan Gelband Title: Principal